EXHIBIT 1

May 17, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES PLAN TO
ACQUIRE TRILOCH RESOURCES INC.

Calgary, Alberta. Enerplus Resources Fund (“Enerplus”) is pleased to announce that it has entered into an agreement with TriLoch Resources Inc. (“TriLoch”) whereby Enerplus will acquire all of the issued and outstanding shares of TriLoch pursuant to a Plan of Arrangement (the “Plan”). Enerplus has agreed to issue to holders of TriLoch class A shares 0.07151 of an Enerplus trust unit for each TriLoch class A share they hold. Holders of TriLoch class B shares will be entitled to 0.23923 of an Enerplus trust unit for each TriLoch class B share they hold. In addition, holders of TriLoch class A shares will receive one share of a newly created company (“NuLoch”) for each TriLoch class A share held. NuLoch will acquire certain exploratory assets from TriLoch.

TriLoch currently has 20,126,952 class A shares and 807,752 class B shares outstanding on a fully diluted basis. The total value of the transaction based upon Enerplus’ last closing price of $41.80, including assumed debt of approximately $5.2 million (net of option proceeds), is approximately $73.4 million, excluding any value attributable to NuLoch or transaction costs.

The Plan has the unanimous support of the boards of directors of both Enerplus and TriLoch. Subject to review of formal documentation, TriLoch’s financial advisor is of the opinion that the consideration to be received under the arrangement is fair from a financial point of view to TriLoch shareholders. All of TriLoch’s officers and directors and certain employees have entered into lock-up agreements with Enerplus involving stock representing over 30% of the fully diluted shares. The agreement includes a break fee payable to Enerplus and is conditional on approval from holders of at least 66 2/3% of those TriLoch shares voted on the Plan.

This acquisition complements Enerplus’ existing asset base and expertise in waterflood development. Enerplus is acquiring properties in the Enchant area of southern Alberta which are currently producing approximately 1,550 BOE per day (68% natural gas). We expect to achieve operational efficiencies as the properties are located adjacent to existing Enerplus operations. Enerplus’ development plans for Enchant include the initiation of a waterflood project. In addition, Enerplus has identified numerous drilling opportunities in the Mannville formation as well as infill shallow gas drilling potential.

Enerplus is acquiring a total of 5.6 million BOE of proved plus probable reserves (excluding the properties optioned to NuLoch) based upon a report by TriLoch’s independent engineers, Ashton Jenkins Mann, dated January 1, 2005 which was prepared in accordance with National Instrument 51-101. Approximately 3.8 million BOE of these reserves are classified as proved. The reserve life index of these assets based upon current production is 9.9 years on a proved plus probable basis and 6.8 years on a proved only basis.

	Natural Gas (MMcf)	Crude Oil (Mbbls)	Natural Gas Liquids (Mbbls)	Total (MBOE)
Proved	14,472	1,366	48	3,826
Probable	4,900	947	15	1,778
Proved plus Probable	19,372	2,313	62	5,604

Based on current production and reserve estimates, the acquisition metrics are approximately $47,355 /BOE/day and $13.10 per BOE of proved plus probable reserves, excluding estimates of future development capital of $9 million.

The transaction is subject to various conditions, including the receipt of all necessary regulatory, TriLoch shareholder, court and other approvals. TriLoch will call a special shareholder’s meeting, to be held in late June, 2005, to approve the Plan. The information circular for the TriLoch shareholder’s meeting is expected to be mailed to TriLoch shareholders by late May, 2005.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

All monetary sums referred to herein are expressed in Canadian dollars. Furthermore, this news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' 2004 Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus.